

21001272

ISION

)RT

SEC
Mail Processing Section

SEC
Processing Section

MAR 0 1 2021

MAR 01 2021

Washington DC
400

Washington DC

SEC FILE NUMBER
8-50127

~~FORM X-17A-5~~
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SOUTHEAST INVESTMENTS, N.C., INC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 TYVOLA ROAD, SUITE 104

(No. and Street)

CHARLOTTE	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN H BLACK   704-527-7873

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHARF PERA & CO., PLLC

(Name – if individual, state last, first, middle name)

4600 PARK ROAD	CHARLOTTE	NC	28209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, JONATHAN H BLACK _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SOUTHEAST INVESTMENTS, N.C., INC
_____, as

of DECEMBER 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

> RONALD DAVID PLEXICO JR
> NOTARY PUBLIC
> SOUTH CAROLINA
> MY COMMISSION EXPIRES
> AUGUST 26, 2021

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEAST INVESTMENTS, N.C., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020



Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

To the Stockholders
Southeast Investments, N.C., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Southeast Investments, N.C., Inc., as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of Southeast Investments, N.C., Inc., as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Southeast Investments, N.C., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Southeast Investments, N.C., Inc.'s financial statements. The supplemental information is the responsibility of Southeast Investments, N.C., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC
We have served as Southeast Investments, N.C., Inc.'s auditor since 2012
Charlotte, North Carolina
February 25, 2021

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	96,632
Deposits with clearing organization		100,000
Receivables from clearing organization		126,135
Commissions receivable		152,083
	$	474,850

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	198,578
Other accrued expenses		9,620
PPP loan		104,741
		312,939
Commitments and contingent liabilities		–
Stockholders' Equity:		
Common stock, $1 par value; 1,000 shares		
issued and outstanding		1,000
Additional paid-in capital		1,138,981
Accumulated deficit		(978,070)
		161,911
	$	474,850

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:

Commissions	$	5,150,577
Interest and dividends		11,918
Other income		41,848
		5,204,343

Expenses:

Commissions	3,522,115
Management fees	268,500
Clearance fees	168,174
Professional fees	68,005
Wages	430,657
Rent	132,000
Advertising	61,903
Other operating expenses	534,080
	5,185,434

Net income before income taxes		18,909
Income tax expense (benefit)		—
Net income	$	18,909

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance – January 1, 2020	1,000	$ 1,000	$ 1,138,981	$ (996,979)	$ 143,002
Net income	–	–	–	18,909	18,909
Balance – December 31, 2020	1,000	$ 1,000	$ 1,138,981	$ (978,070)	$ 161,911

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income		$ 18,909
Adjustments to reconcile net income to net cash		
used in operating activities:		
Increase in operating assets:		
Receivable from clearing organization	$ (88,035)	
Commissions receivable	(22,050)	
Decrease in operating liabilities:		
Commissions payable and other accrued expenses	10,288	
		(99,797)
Net cash used in operating activities		(80,888)

CASH FLOWS FROM INVESTING ACTIVITIES: --

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from PPP note payable	104,741	
Net cash provided by financing activities		104,741

INCREASE IN CASH   23,853

CASH AT BEGINNING OF YEAR   72,779

CASH AT END OF YEAR $ 96,632

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

Note 1 - Organization and Nature of Business:

Southeast Investments, N.C., Inc. (the "Company") is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Headquartered in Charlotte, North Carolina, the Company executes general securities transactions for customers located throughout the United States. Trades are cleared by AXOS Clearing, LLC.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Revenue recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions and are recorded when earned. Securities transactions are recorded on the trade-date basis.

Income taxes:

Income taxes are determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740, "Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards. Any tax related penalties and interest are recorded in the period in which they are incurred.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2017.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at three to five years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. As property and equipment were fully depreciated in previous years, there was no depreciation expense for the year ended December 31, 2020.

Leases:

Effective January 1, 2019, the Company adopted FASB ASC 842 on lease accounting. The Company has no leases with initial terms in excess of 12 months and therefore has no right-of-use assets or lease liabilities recorded as of December 31, 2020.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement

Note 2 - Significant Accounting Policies (continued):

assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's financial instruments include cash, accounts receivable, accounts payable, notes payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Marketable Securities:

The Company's marketable securities usually consists of corporate stocks that are valued using Level 1 inputs. As of December 31, 2020, the company had no marketable securities.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $50,000 unless the company exceeds 10 trades during the year for its own account. At December 31, 2020, the company had net capital of $204,685 which was $154,685 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.73 to 1.

Note 5 – PPP Note Payable:

In May of 2020, the Company received loan proceeds in the amount of $104,741 under the Paycheck Protection Program ("PPP"). This program, established as part of the CARES Act, provides for loans to qualifying businesses for amounts up to 2.5 times average monthly payroll expenses. The loans are forgivable if used for eligible purposes, including payroll, benefits, rent and utilities. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the covered period. The Company is in the process of applying for forgiveness and expects the loan to be fully forgiven.

Note 6 - Related Party Transactions:

Three affiliated companies, related through common ownership or family members of a shareholder, provide various management services and consulting services to the Company. For the year ended December 31, 2020, the Company incurred management fees of $268,500.

The Company leases office space from related parties. The lease terms are month to month and the Company paid rent of $132,000 to these parties for the year ended December 31, 2020.

No amounts were payable to or receivable from related parties as of December 31, 2020.

Note 7 - Income Taxes:

The provision for income taxes at December 31, 2020 consists of $0 of federal current taxes and $0 of state taxes, with $0 of federal and state deferred taxes. The full amount of the net deferred tax assets of $135,000 federal and $10,000 state has been fully offset by a valuation reserve.

The provision for income taxes of zero percent consists of the federal statutory rate of 21 percent, state tax rate of three percent, net of federal benefit, and a reduction of 24 percent as a result of a valuation reserve on net operating loss carry forwards. Federal net operating losses are approximately $640,000 as of December 31, 2020. State net operating losses are approximately $350,000 as of December 31, 2020. Portions of these net operating losses begin expiring in 2034.

Note 8 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2020 is as follows:

Interest expense	$ -
Income taxes	$ -

Note 9 – Commitments and Contingencies:

The Company is subject to various claims and legal proceedings in the ordinary course of business activities. On March 3, 2017, the Company and a manager and former shareholder were sanctioned by a FINRA Extended Hearing Panel regarding certain violations related to recordkeeping and agent site visits. Sanctions included a statutory disqualification and fines of $243,000. During 2019 the Company's appeal of the findings resulted in the fine being reduced to $146,500. Pursuant to the former shareholder's contractor agreement with the company, he is personally responsible for any fines from rule violations which resulted from his actions and decisions The Company and the former shareholder disagree with the findings and are vigorously defending themselves through the appeals process. During 2020, the Company in consultation with it's legal counsel, reevaluated the need for a contingent liability in accordance with FASB ASC 450-20 – Loss Contingencies and determined that it did not meet the more-likely-than-not threshold to be recorded as a contingent liability. As such, both the contingent liability and due from affiliate have been removed from the Statement of Financial Condition as of December 31, 2020.

Note 10 - Subsequent Events:

The Company evaluated all events and transactions through February 25, 2021, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

SOUTHEAST INVESTMENTS, N.C., INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTHEAST INVESTMENTS, N.C., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

Net capital:

Total stockholders' equity	$	161,911
Additions or allowable credits		
PPP loan		104,741
Deductions and/or charges:		
Nonallowable assets:		
Commissions on receivables over 30 days old, net		
of related commissions payable		(61,967)
Net capital before haircuts on securities		
positions (tentative net capital)		204,685
Haircuts on securities		–
Net capital	$	204,685

Aggregate indebtedness:
Items included in statement of financial condition:

Accounts payable and accrued expenses	$	208,198
Contingent liability		146,500
	$	354,698

Computation of basic net capital requirement:
Minimum net capital required, greater of:

Minimum net capital required as computed			
at 6.67 percent of aggregate indebtedness	$ 23,647		
Minimum dollar net capital requirement	50,000		
Total net capital requirement		$	50,000
Excess net capital		$	154,685
Excess net capital at 120 percent		$	144,685
Ratio: Aggregate indebtedness to net capital			1.73

The net capital reported of $204,685 agrees in all material respects with the company's computation and amount reported in Part (II) of Form X-17a-5(unaudited) FOCUS report as of December 31, 2020.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2020

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



ScharfPera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Southeast Investments, N.C., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Southeast Investments, N.C., Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited financial statements for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Charlotte, North Carolina
February 25, 2021

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2020**
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*24*******1622********************MIXED AADC 220
50127   FINRA   DEC
SOUTHEAST INVESTMENTS N C INC
820 TYVOLA RD STE 104
CHARLOTTE, NC 28217-3528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2) $ _1,296_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_270.83_)

      _7/28/2020_
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _1,025.17_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ _1,025.17_

   G. **PAYMENT:** √ the box
     Check mailed to P.O. Box ☒ Funds Wired ☐   ACH ☐ $ _1025.17_
     Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number): _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Southeast Investments NC Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the _25_ day of _February_ , 20_21_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ *5,204,343*

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

4,053,645

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

165,174

(4) Reimbursements for postage in connection with proxy solicitation.

3,580

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

71,299

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

41,847

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ *4,767*

Enter the greater of line (i) or (ii)

4,767

Total deductions

4,340,312

2d. SIPC Net Operating Revenues

$ *864,031*

2e. General Assessment @ .0015

$ *1,296*

(to page 1, line 2.A.)

2


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Southeast Investments N.C., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Southeast Investments N.C., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Southeast Investments N.C., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Southeast Investments N.C., Inc. stated that Southeast Investments N.C., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Southeast Investments N.C., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southeast Investments N.C., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera + Co., PLLC

Charlotte, North Carolina

February 25, 2021

Southeast Investments, N.C. Inc.

Member FINRA, SIPC

820 Tyvola Road, Suite 104
Charlotte, NC 28217
704-527-7873 or 800-828-1295
Fax 704-527-2166

February 25, 2021

EXEMPTION REPORT

1. Southeast Investments, N.C.Inc. is exempt from SEC Rule 15c3-3.

2. Southeast Investments, N.C.Inc is exempt based on the provisions of SEC Rule 15c3-3 (k)(2)(ii) as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

3. Southeast Investments has met the requirements of the exemption for this rule through the year ending December 31, 2020.

Jonathan Black, CEO
Southeast Investments, N.C.Inc.